                                                          Pursuant to Rule 424b5
                                                      Registration No. 333-73802
                                                                      333-100506

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 8, 2002)

                                  $350,000,000

                               MASCO CORPORATION
                             5 7/8% NOTES DUE 2012
                             ----------------------
     The notes bear interest at the rate of 5 7/8% per year. Interest on the notes is payable on January 15 and July 15 of each year, beginning January 15, 2003. The notes will mature on July 15, 2012. We may, at our option, redeem the notes, in whole or in part, prior to maturity at the redemption price described in this prospectus supplement.

     The notes are unsecured and rank equally with all of our other unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

     The 5 7/8% notes offered by this prospectus supplement, together with the $500,000,000 aggregate principal amount of 5 7/8% notes issued on June 27, 2002, will constitute one series of notes for all purposes under the indenture.

     INVESTING IN THE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS AND ON PAGE S-3 OF THIS PROSPECTUS SUPPLEMENT.

                             ----------------------

                                                           PER NOTE              TOTAL
                                                           --------              -----
Public offering price(1).............................      102.384%           $358,344,000
Underwriting discount................................          .65%             $2,275,000
Proceeds, before expenses, to Masco..................      101.734%           $356,069,000

     (1) Plus accrued interest from June 27, 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The Depository Trust Company, on or about October 16, 2002.

                             ----------------------

MERRILL LYNCH & CO.                                         SALOMON SMITH BARNEY
BANC ONE CAPITAL MARKETS, INC.
                 BARCLAYS CAPITAL
                                   COMMERZBANK CAPITAL MARKETS CORP.

                             ----------------------

          The date of this prospectus supplement is October 10, 2002.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
                   PROSPECTUS SUPPLEMENT
Risk Factors................................................    S-3
Ratio of Earnings to Fixed Charges..........................    S-3
Use of Proceeds.............................................    S-3
Description of Notes........................................    S-4
Underwriting................................................    S-7
                         PROSPECTUS
About This Prospectus.......................................      3
Special Note Regarding Forward-Looking Statements...........      3
Masco Corporation...........................................      4
Risk Factors................................................      4
Use of Proceeds.............................................      5
Ratio of Earnings to Fixed Charges..........................      5
Description of Debt Securities..............................      5
Description of Capital Stock................................     15
Description of Depositary Shares............................     18
Description of Share Purchase Contracts and Share Purchase
  Units.....................................................     20
Plan of Distribution........................................     21
Legal Opinions..............................................     21
Experts.....................................................     22
Where You Can Find More Information.........................     22

                             ----------------------

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        THE TERMS "MASCO," "WE," "US," AND "OUR" REFER TO MASCO CORPORATION. OUR EXECUTIVE OFFICES ARE LOCATED AT 21001 VAN BORN ROAD, TAYLOR, MICHIGAN 48180, AND OUR TELEPHONE NUMBER IS (313) 274-7400.

                                  RISK FACTORS

     Before purchasing these securities, you should consider all of the information set forth in this prospectus supplement, in the accompanying prospectus and the information incorporated by reference in the accompanying prospectus and, in particular, you should take into account the risk factors set forth below and on page 4 of the accompanying prospectus.

WE ARE DEFENDANTS IN LITIGATION INVOLVING PRODUCTS OF OUR BEHR PROCESS CORPORATION SUBSIDIARY.

     We and our Behr Process Corporation subsidiary are defendants in several class action lawsuits, including a class action lawsuit in the State of Washington against Behr. These lawsuits relate to certain of Behr's exterior wood coating products. A description of this litigation, including a default judgment that the Washington trial court entered against Behr as a discovery sanction and a decision of an appellate court in Washington affirming the trial court's decision, is contained in our current report on Form 8-K dated October 4, 2002 and in other prior SEC filings that are incorporated by reference in the accompanying prospectus.

     In light of the circumstances described in those filings, unless the decision of the Washington trial court is reversed on appeal, we have determined that it is probable that a loss has been incurred with respect to the Washington class action. Based on our analysis of our exposure and the advice of our outside counsel experienced in other class action lawsuits, our current best judgment is that our ultimate liability in this action and all of the related class actions in Washington and other States, including related fees and expenses, should not materially exceed $200 million pre-tax in the aggregate, exclusive of any possible recoveries from Behr's insurers or other parties. We cannot assure you that the ultimate liability will not be higher than this estimate, and we are continuing to refine our analysis in order to determine an appropriate charge which may be taken against our third quarter earnings.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratios of earnings to fixed charges were as follows:

                       YEAR ENDED DECEMBER 31,
SIX MONTHS ENDED   --------------------------------
 JUNE 30, 2002     2001   2000   1999   1998   1997
----------------   ----   ----   ----   ----   ----
      5.4          2.1    4.9    7.0    7.6    7.5

     We calculated these ratios by dividing earnings before income taxes, extraordinary income, cumulative effect of accounting change and fixed charges by our fixed charges.

     We included in the ratios the earnings and fixed charges of Masco and its consolidated subsidiaries and the dividends received from 50% or less owned companies less our equity in their undistributed earnings. Fixed charges consist of interest, amortization of debt expense and the portion of rentals for real and personal properties that we deem representative of the interest factor.

     Excluding a third quarter 2001 pre-tax non-cash charge of $530 million and a fourth quarter 2000 pre-tax non-cash charge of $145 million, the ratio of earnings to fixed charges would have been 4.0 and 5.6 for 2001 and 2000, respectively.

                                USE OF PROCEEDS

     The net proceeds received by us from the sale of the notes offered hereby, estimated at approximately $356.0 million, will be applied toward general corporate purposes, which may include making additions to our working capital, repaying indebtedness, financing acquisitions and investing in new or existing lines of business. Funds not required immediately for any of the previously listed purposes may be used for short-term investments.

                              DESCRIPTION OF NOTES

GENERAL

     The notes will bear interest from June 27, 2002, payable semi-annually on each January 15 and July 15, beginning on January 15, 2003, to the persons in whose names the notes are registered at the close of business on the January 1 and July 1, as the case may be, next preceding such January 15 and July 15. The notes will mature on July 15, 2012 and are not subject to any sinking fund. The notes are to be issued under an indenture, which is more fully described in the accompanying prospectus.

     The 5 7/8% notes offered by this prospectus supplement, together with the $500,000,000 aggregate principal amount of 5 7/8% notes issued on June 27, 2002, will constitute one series of notes for all purposes under the indenture. We may, without the consent of the existing holders of the notes, issue additional notes having the same terms so that the previously issued 5 7/8% notes, the 5 7/8% notes offered by this prospectus supplement and any additional notes form a single series under the indenture.

REDEMPTION AT OUR OPTION

     We may, at our option, redeem the notes in whole or in part at any time at a redemption price equal to the greater of:

     - 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date, or

     - as determined by the Independent Investment Banker, the sum of the present values of the remaining principal amount and scheduled payments of interest on the notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 25 basis points plus accrued interest to the redemption date.

     The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

     "Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding the redemption date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

     "Comparable Treasury Price" means, with respect to any redemption date:

     - the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or

     - if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

     "Reference Treasury Dealer" means (a) each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. and their respective successors, unless either of them ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), in which case we shall substitute another Primary Treasury Dealer, and (b) any other Primary Treasury Dealer selected by us.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the

Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

     We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

BOOK-ENTRY SYSTEM

        The notes will be issued in fully registered form in the name of Cede & Co., as nominee of The Depository Trust Company ("DTC"). One or more fully registered certificates will be issued as global notes in the aggregate principal amount of the notes. Such global notes will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

        So long as DTC, or its nominee, is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture. Except as set forth below, owners of beneficial interests in a global note will not be entitled to have the notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of such notes in definitive form and will not be considered the owners or holders thereof under the indenture. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC for such global note and, if such person is not a participant in DTC (as described below), on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

        DTC has advised Masco and the underwriters as follows:

               DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges in deposited securities, through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

               Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser, or beneficial owner, of notes is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct and indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

               To facilitate subsequent transfers, all notes deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

               Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

               Neither DTC nor Cede & Co. will consent or vote with respect to the global notes. Under its usual procedures DTC mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in the listing attached to the Omnibus Proxy).

               Principal and interest payments on the global notes will be made to DTC. Masco expects that DTC, upon receipt of any payment of principal or interest in respect of a global note, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on DTC's records. Masco also expects that payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of DTC, Masco or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

        DTC may discontinue providing its service as securities depositary with respect to the notes at any time by giving reasonable notice to Masco or the trustee. In addition, Masco may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, if a successor securities depositary is not obtained, note certificates in fully registered form are required to be printed and delivered to beneficial owners of the global notes representing such notes.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Masco believes to be reliable (including DTC), but Masco takes no responsibility for the accuracy thereof.

        Neither Masco, the trustee nor the underwriters will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any participant with respect to any ownership interest in the notes or payments to, or the providing of notice to participants or beneficial owners.

        The notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in the notes will, therefore, settle in immediately available funds. All applicable payments of principal and interest on the notes issued as global notes will be made by Masco in immediately available funds.

        For other terms of the notes, see "Description of Debt Securities" in the accompanying prospectus.

DEFEASANCE

        The notes will be subject to defeasance and discharge and to defeasance of certain covenants as set forth in the indenture, see "Description of Debt Securities -- Defeasance" in the prospectus.

                                  UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amount of notes set forth opposite its name.

                                                                 PRINCIPAL
                                                                   AMOUNT
                        UNDERWRITER                              ---------
                        -----------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    $122,500,000
Salomon Smith Barney Inc. ..................................     122,500,000
Banc One Capital Markets, Inc. .............................      43,750,000
Barclays Capital Inc. ......................................      36,750,000
Commerzbank Capital Markets Corp. ..........................      24,500,000
                                                                ------------
             Total..........................................    $350,000,000
                                                                ============

        The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that, under certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have been advised by the underwriters that they propose to offer part of the notes purchased by them directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and may offer part of the notes to certain dealers at that price less a concession not in excess of .4% of the principal amount of the notes. The underwriters may allow and the dealers may reallow a concession not in excess of .25% of the principal amount of the notes to certain other dealers. After the initial public offering, the underwriters may change the public offering price and other selling terms.

        In the ordinary course of their respective businesses, certain of the underwriters or their affiliates perform investment banking, commercial banking and other financial service transactions for us and our affiliates, including acting as lenders under various loan facilities.

        Richard A. Manoogian, Chairman and Chief Executive Officer of Masco, is a director of BANK ONE CORPORATION.

        Bank One Trust Company, National Association, which acts as trustee under the indenture, is an affiliate of Banc One Capital Markets, Inc., one of the underwriters.

        The underwriting agreement provides that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        We have agreed not to offer or sell or otherwise dispose of for cash without the consent of the underwriters any debt securities of Masco substantially similar to the notes until the date following the date on which we deliver the notes to the underwriters.

        We do not expect to list the notes on any securities exchange. The underwriters may from time to time purchase and sell notes in the secondary market, but are not obligated to do so, and there can be no assurance that there will be a secondary market for the notes or liquidity in the secondary market if one develops.

        We estimate that we will spend approximately $50,000 for printing, trustee and legal fees and other expenses related to this offering.

        The underwriters are permitted to engage in certain transactions that stabilize the price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell notes in an aggregate principal amount exceeding that set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 $2,000,000,000
                               MASCO CORPORATION

                                Debt Securities
                         Preferred Stock ($1 Par Value)
                          Common Stock ($1 Par Value)
                            Share Purchase Contracts
                              Share Purchase Units
                             ----------------------

     We may offer and issue debt securities and shares of our preferred stock and common stock from time to time. The debt securities and shares of preferred stock may be convertible into or exchangeable for shares of our common stock or other securities. We may offer and issue preferred stock either directly or represented by depositary shares. We may offer contracts to purchase our common stock from time to time either separately or as part of a unit along with our debt securities or preferred stock or debt obligations of third parties. This prospectus describes the general terms of these securities and the general manner in which we will offer them. We will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplements will also describe the specific manner in which we will offer these securities.

     Our common stock is listed on the New York Stock Exchange under the symbol "MAS." On December 18, 2001, the closing price of our common stock was $24.73 per share.

                             ----------------------

     INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

     We may offer these securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell these securities, we will name them and describe their compensation in a prospectus supplement.

                             ----------------------

                The date of this prospectus is January 8, 2002.

                               TABLE OF CONTENTS

              CAPTION                   PAGE
              -------                   ----
About This Prospectus...............      3
Special Note Regarding Forward-
  Looking Statements................      3
Masco Corporation...................      4
Risk Factors........................      4
Use Of Proceeds.....................      5
Ratio Of Earnings To Fixed
  Charges...........................      5
Description Of Debt Securities......      5

              CAPTION                   PAGE
              -------                   ----
Description Of Capital Stock........     15
Description Of Depositary Shares....     18
Description Of Share Purchase
  Contracts and Share Purchase
  Units.............................     20
Plan Of Distribution................     21
Legal Opinions......................     21
Experts.............................     22
Where You Can Find More
  Information.......................     22

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, referred to as the SEC in this prospectus, utilizing a shelf registration process. Under this shelf process, we may issue, from time to time, up to $2,000,000,000 of debt securities, shares of our preferred stock and common stock, and share purchase contracts and related share purchase units. Each time we issue securities under the registration statement we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We are engaged in the manufacture, sale and installation of home improvement and building products, with emphasis on brand name products and services holding leadership positions in their markets. Our products and services are sold and provided to the home improvement and home construction markets through mass merchandisers, home centers, hardware stores, wholesalers and other outlets for consumers and contractors.

     Factors that affect our results of operations include the levels of home improvement and residential construction activity, principally in the U.S. and Europe (including repair and remodeling and new construction), cost management, fluctuations in the principal European currencies relative to the U.S. dollar (primarily the euro and British pound), the increased importance of key home centers as distributors of home improvement and building products and our ability to maintain our leadership positions in our markets in the face of increasing global competition. Additional factors that may significantly affect our performance are discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q that are on file with the SEC as well as under the heading "Risk Factors" in this prospectus.

     In this prospectus and in the documents we incorporate by reference, we state our views about our future performance. These views, which constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND IN MATERIAL WE FILE WITH THE SEC. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

     WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, THE SECURITIES DESCRIBED IN THIS PROSPECTUS ONLY WHERE OFFERS AND SALES ARE PERMITTED. SINCE INFORMATION THAT WE FILE WITH THE SEC IN THE FUTURE WILL AUTOMATICALLY UPDATE AND SUPERSEDE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                               MASCO CORPORATION

     Masco Corporation manufactures, sells and installs home improvement and building products, with emphasis on brand name products and services holding leadership positions in their markets. Masco is among the largest manufacturers in North America of brand name consumer products designed for the home improvement and home building industries. Our business segments are: cabinets and related products; plumbing products; decorative architectural products; installation and other services; and other specialty products.

     Our executive offices are located at 21001 Van Born Road, Taylor, Michigan 48180. Our telephone number is (313) 274-7400 and our website address is http://www.masco.com. Except as the context otherwise indicates, the terms "Masco," "we," "us," and "our" refer to Masco Corporation.

                                  RISK FACTORS

     Before purchasing these securities, you should consider all of the information set forth in this prospectus, in any accompanying prospectus supplement and the information incorporated by reference in this prospectus and, in particular, you should take into account the risk factors set forth below.

WE CANNOT ASSURE YOU THAT OUR GROWTH STRATEGIES WILL BE SUCCESSFUL

     Mergers and acquisitions have historically contributed significantly to our long-term growth, after the initial impact on earnings of transaction-related costs and expenses such as interest and added depreciation and amortization. Successful strategic acquisitions require the integration of operations and management and other efforts to realize the benefits that may be available to us following the acquisition. Although we believe that we have been successful in doing so in the past, we can give no assurance that we will continue to be able to identify, acquire and integrate successful strategic acquisitions in the future or be able to implement successfully our operating and growth strategies within our existing markets or with respect to any future product or geographic diversification efforts.

OUR BUSINESS HAS BEEN AFFECTED BY ECONOMIC WEAKNESS AND BUSINESS CONDITIONS

     Factors that affect our results of operations include the levels of home improvement and residential construction activity, principally in the U.S. and Europe (including repair and remodeling and new construction), cost management, fluctuations in European currencies relative to the U.S. dollar (primarily the euro and British pound), the increased importance of key home centers as distributors of home improvement and building products and our ability to maintain our leadership positions in our markets in the face of increasing global competition. In most years, we have been able largely to offset cyclical declines in housing markets through new product introductions and acquisitions as well as market share gains. We can give no assurance that we will be able to offset these cyclical declines in the future.

WE RELY ON OUR KEY CUSTOMERS

     Direct sales of our product lines to home center retailers have increased substantially in recent years. In particular, our largest single customer is The Home Depot, which accounts for a substantial portion of our total sales. Although builders, dealers and other retailers represent other channels of distribution for our products, we believe that the loss of The Home Depot as a customer would have a material adverse impact on our business.

OUR INTERNATIONAL BUSINESS HAS SPECIAL RISKS

     Our international operations outside of North America, principally in Europe, are subject to political, monetary, economic and other risks attendant generally to international businesses. These risks generally vary from country to country. Results of existing European operations have been adversely influenced in recent years, in part due to softness in our European markets, competitive pricing pressures on certain products, the effect of a higher percentage of lower margin sales to total European sales and a stronger U.S. dollar.

OUR MARKETS ARE HIGHLY COMPETITIVE

     The major markets for our products are highly competitive. Competition in all of our product lines is based primarily on performance, quality, style, delivery, customer service and price, with the relative importance of such factors varying among products.

                                USE OF PROCEEDS

     We expect to use substantially all of the net proceeds from sales of the securities described in this prospectus for our general corporate purposes, which may include making additions to our working capital, repaying indebtedness, financing acquisitions and investments in new or existing lines of business. We will describe our intended use of the proceeds from a particular offering of securities in the related prospectus supplement. Funds not required immediately for any of the previously listed purposes may be invested in marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratios of earnings to fixed charges were as follows:

     NINE MONTHS
        ENDED                  YEAR ENDED DECEMBER 31,
    SEPTEMBER 30,        ------------------------------------
        2001             2000    1999    1998    1997    1996
---------------------    ----    ----    ----    ----    ----
         1.5             4.9     7.0     7.6     7.5     7.2

     We calculated these ratios by dividing earnings before income taxes, extraordinary income and fixed charges by our fixed charges.

     We included in the ratios the earnings and fixed charges of Masco and its consolidated subsidiaries and the dividends received from 50% or less owned companies less our equity in their undistributed earnings. Fixed charges consist of interest, amortization of debt expense and the portion of rentals for real and personal properties which we deem representative of the interest factor.

     Income before income taxes for the nine months ended September 30, 2001 includes a $530 million pre-tax, non-cash charge for the write-down of certain investments.

                         DESCRIPTION OF DEBT SECURITIES

DEBT MAY BE SENIOR OR SUBORDINATED

     We may issue senior or subordinated debt securities. The senior debt securities will constitute part of our senior debt, will be issued under our Senior Debt Indenture, as defined below, and will rank on a parity with all of our other unsecured and unsubordinated debt. The subordinated debt securities will be issued under our Subordinated Debt Indenture, as defined below, and will be subordinate and junior in right of payment, as set forth in the Subordinated Debt Indenture, to all of our "senior indebtedness," which is defined in our Subordinated Debt Indenture. If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information we incorporate in this prospectus by reference will indicate the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter. We refer to our Senior Debt Indenture and our Subordinated Debt Indenture individually as an "indenture" and collectively as the "indentures."

     We have summarized below the material provisions of the indentures and the debt securities, or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries, and each investor should refer to the applicable indenture, which describes completely the terms and definitions summarized below and contains additional information regarding the debt securities.

     Any reference to particular sections or defined terms of the applicable indenture in any statement under this heading qualifies the entire statement and incorporates by reference the applicable section or definition into that statement. The indentures are substantially identical, except for the provisions relating to our negative pledge and limitations on sales and leasebacks, which are included in the Senior Debt Indenture only, and the provisions relating to subordination, which are included in the Subordinated Debt Indenture only. Neither indenture limits our ability to incur additional indebtedness.

     We may issue debt securities from time to time in one or more series. The debt securities may be denominated and payable in U.S. dollars or foreign currencies. We may also issue debt securities, from time to time, with the principal amount or interest payable on any relevant payment date to be determined by reference to one or more currency exchange rates, securities or baskets of securities, commodity prices or indices. Holders of these types of debt securities will receive payments of principal or interest that depend upon the value of the applicable currency, security or basket of securities, commodity or index on or shortly before the relevant payment dates. As a result, you may receive a payment of principal on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, security or basket of securities, commodity or index. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, securities or baskets of securities, commodities or indices to which the amount payable on such date is linked and any additional material United States federal income tax considerations will be set forth in the applicable prospectus supplement.

     Debt securities may bear interest at a fixed rate, which may be zero, or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

     We may, without the consent of the existing holders of any series of debt securities, issue additional debt securities having the same terms so that the existing debt securities and the new debt securities form a single series under the indenture.

TERMS SPECIFIED IN PROSPECTUS SUPPLEMENT

     The prospectus supplement will contain, where applicable, the following terms of and other information relating to any offered debt securities:

- classification as senior or subordinated debt securities and the specific designation of such securities;

- aggregate principal amount and purchase price;

- currency in which the debt securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

- minimum denominations;

- date of maturity;

- the interest rate or rates or the method by which a calculation agent will determine the interest rate or rates, if any;

- the interest payment dates, if any;

- any repayment, redemption, prepayment or sinking fund provisions, including any redemption notice provisions;

- whether we will issue the debt securities in definitive form or in the form of one or more global securities;

- the terms on which holders of the debt securities may convert or exchange these securities into our common stock or other securities of Masco or other entities;

- information as to the methods for determining the amount of principal or interest payable on any date and/or the currencies, securities or baskets of securities, commodities or indices to which the amount payable on that date is linked;

- any special United States federal income tax consequences applicable to the debt securities being issued;

- whether we will issue the debt securities by themselves or as part of a unit together with other securities; and

- any other specific terms of the debt securities, including any additional events of default or covenants, and any terms required by or advisable under applicable laws or regulations.

REGISTRATION AND TRANSFER OF DEBT SECURITIES

     You may present debt securities for exchange and transfer in the manner, at the places and subject to the restrictions set forth in the applicable indenture. We will provide you those services free of charge, although you may have to pay any tax or other governmental charge payable in connection with any exchange or transfer, as set forth in the applicable indenture.

     If any of the debt securities are held in global form, the procedures for transfer of interests in those securities will depend upon the procedures of the depositary for those global securities. See "Global Securities" below.

DEFEASANCE

     Unless the prospectus supplement states otherwise, we will be able to discharge all of our obligations, other than administrative obligations such as facilitating transfers and exchanges of certificates and replacement of lost or mutilated certificates, relating to a series of debt securities under an indenture by depositing cash and/or U.S. Government obligations with the trustee in an amount sufficient to make all of the remaining payments of principal, premium and interest on those debt securities when those payments are due. We can do this only if we have delivered to the trustee, among other things, an opinion of counsel based on a United States Internal Revenue Service ruling or other change in U.S. federal income tax law stating that holders will not recognize any gain or loss for U.S. federal income tax purposes as a result of this deposit.

     We can also avoid having to comply with the restrictive covenants in the applicable indenture, such as the negative pledge and the limitation on sale and leaseback transactions covenants in the Senior Debt Indenture, by depositing cash and/or U.S. Government obligations with the trustee in an amount sufficient to make all of the remaining payments of principal, premium and interest on the outstanding debt securities when those payments are due. We can do this only if we have delivered to the trustee, among other things, an opinion of counsel stating that holders of those securities will not recognize any gain or loss for U.S. federal income tax purposes as a result of this deposit.

INDENTURES

     Debt securities that will be senior debt will be issued under an Indenture dated as of February 12, 2001 between Masco and Bank One Trust Company, National Association, as trustee. We call that indenture, as further supplemented from time to time, the Senior Debt Indenture. Debt securities that will be subordinated debt will be issued under an Indenture between Masco and The Bank of New York, as trustee. We call that indenture, as further supplemented from time to time, the Subordinated Debt Indenture. We refer to Bank One Trust Company, National Association and The Bank of New York individually as a "trustee" and collectively as the "trustees."

SUBORDINATION PROVISIONS

     There are contractual provisions in the Subordinated Debt Indenture that may prohibit us from making payments on our subordinated debt securities. Subordinated debt securities are subordinate and junior in right of payment, to the extent and in the manner stated in the Subordinated Debt Indenture, to all of our senior indebtedness.

     The Subordinated Debt Indenture defines senior indebtedness generally as obligations of, or guaranteed or assumed by, Masco for borrowed money or evidenced by bonds, notes or debentures or other similar instruments or incurred in connection with the acquisition of property, and amendments, renewals, extensions, modifications and refundings of any of that indebtedness or of those obligations. The subordinated debt securities and any other obligations specifically designated as being subordinate in right of payment to senior indebtedness are not senior indebtedness as defined under the Subordinated Debt Indenture.

     The Subordinated Debt Indenture provides that, unless all principal of and any premium or interest on the senior indebtedness has been paid in full, or provision has been made to make those payments in full, no payment of principal of, or any premium or interest on, any subordinated debt securities may be made in the event:

- of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings involving us or a substantial part of our property;

- a default has occurred in the payment of principal, any premium, interest or other monetary amounts due and payable on any senior indebtedness, and that default has not been cured or waived or has not ceased to exist;

- there has occurred any other event of default with respect to senior indebtedness that permits the holder or holders of the senior indebtedness to accelerate the maturity of the senior indebtedness, and that event of default has not been cured or waived or has not ceased to exist; or

- that the principal of and accrued interest on any subordinated debt securities have been declared due and payable upon an event of default as defined under the Subordinated Debt Indenture, and that declaration has not been rescinded and annulled as provided under the Subordinated Debt Indenture.

     If the trustee under the Subordinated Debt Indenture or any holders of the subordinated debt securities receive any payment or distribution that is prohibited under the subordination provisions, then the trustee or the holders will have to repay that money to the holders of the senior indebtedness.

     Even if the subordination provisions prevent us from making any payment when due on the subordinated debt securities of any series, we will be in default on our obligations under that series if we do not make the payment when due. This means that the trustee under the Subordinated Debt Indenture and the holders of subordinated debt securities of that series can take action against us, but they will not receive any money until the claims of the holders of senior indebtedness have been fully satisfied.

COVENANTS RESTRICTING PLEDGES, MERGERS AND OTHER SIGNIFICANT CORPORATE ACTIONS

     In the following discussion, we use a number of capitalized terms which have special meanings under the indentures. We provide definitions of these terms under "Definitions" below.

     Negative Pledge. Section 10.04 of the Senior Debt Indenture provides that so long as any of the senior debt securities remains outstanding, we will not, nor will we permit any Consolidated Subsidiary to, issue, assume or guarantee any Debt if such Debt is secured by a mortgage upon any Principal Property or upon any shares of stock or indebtedness of any Consolidated Subsidiary which owns or leases any Principal Property, whether such Principal Property is owned on the date of the Senior Debt Indenture or is thereafter acquired, without in any such case effectively providing that the senior debt securities shall be secured equally and ratably with such Debt, except that the foregoing restrictions shall not apply to:

- mortgages on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Consolidated Subsidiary;

- mortgages on property existing at the time of acquisition thereof, or to secure Debt incurred for the purpose of financing all or any part of the purchase price of such property, or to secure any Debt incurred prior to or within 120 days after the later of the acquisition, completion of construction or improvement or the commencement of commercial operation of such property, which Debt is incurred for the purpose of financing all or any part of the purchase price thereof or construction or improvements thereon;

- mortgages securing Debt owing by any Consolidated Subsidiary to Masco or another Consolidated Subsidiary;

- mortgages on property of a corporation existing at the time such corporation is merged or consolidated with us or a Consolidated Subsidiary or at the time of a sale, lease or other disposition of the properties of the corporation or firm as an entirety or substantially as an entirety to us or a Consolidated Subsidiary, provided that no such mortgage shall extend to any other Principal Property of Masco or any Consolidated Subsidiary or any shares of capital stock or any indebtedness of any Consolidated Subsidiary which owns or leases a Principal Property;

- mortgages on our property or a Consolidated Subsidiary's property in favor of the United States of America, any state thereof, or any other country, or any political subdivision of any thereof, to secure payments pursuant to any contract or statute, including Debt of the pollution control or industrial revenue bond type, or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such mortgages; or

- one or more extensions, renewals or replacements, in whole or in part, of mortgages existing at the date of the Senior Debt Indenture or any mortgage referred to in the preceding five bullet points as long as those extensions, renewals or replacements do not increase the amount of Debt secured by the mortgage or cover any additional property.

     Notwithstanding the above, we may, and may permit any Consolidated Subsidiary to, issue, assume or guarantee secured Debt which would otherwise be subject to the foregoing restrictions, provided that after giving effect thereto the total of the aggregate amount of such Debt then outstanding, excluding secured Debt permitted under the foregoing exceptions, and the aggregate amount of Attributable Debt in respect of sale and leaseback arrangements at such time, does not exceed 5% of Consolidated Net Tangible Assets, determined as of a date not more than 90 days prior thereto.

     The Subordinated Debt Indenture does not include negative pledge provisions.

     Limitation on Sale and Leaseback Arrangements. Under the Senior Debt Indenture, we and our Consolidated Subsidiaries are not allowed to enter into any sale and leaseback arrangement involving a Principal Property which has a term of more than three years, except for sale and leaseback arrangements between us and a Consolidated Subsidiary or between Consolidated Subsidiaries, unless:

- we or the Consolidated Subsidiary could incur Debt secured by a mortgage on that Principal Property at least equal to the amount of Attributable Debt resulting from that sale and leaseback transaction without having to equally and ratably secure the senior debt securities in the manner described above under "Negative Pledge"; or

- we apply an amount equal to the greater of the net proceeds of the sale of the Principal Property or the fair market value of the Principal Property within 120 days of the effective date of the sale and leaseback arrangement to the retirement of our or a Consolidated Subsidiary's Funded Debt, including the senior debt securities.

     However, we cannot satisfy the second test by retiring:

- Funded Debt that we were otherwise obligated to repay within the 120-day period;

- Funded Debt owned by us or by a Consolidated Subsidiary; or

- Funded Debt that is subordinated in right of payment to the senior debt securities.

     The Subordinated Debt Indenture does not include any limitations on sale and leaseback arrangements.

     Consolidation, Merger or Sale of Assets. The Senior Debt Indenture provides that we will not consolidate or merge with or into any other corporation and will not sell or convey our property as an entirety, or substantially as an entirety, to another corporation if, as a result of such action, any Principal Property would become subject to a mortgage, unless either:

- such mortgage could be created pursuant to Section 10.04 of the Senior Debt Indenture without equally and ratably securing the senior debt securities; or

- the senior debt securities shall be secured prior to the Debt secured by such mortgage.

     Each of the indentures provides that we may consolidate or merge or sell all or substantially all of our assets if:

- we are the continuing corporation or if we are not the continuing corporation, such continuing corporation is organized and existing under the laws of the United States of America or any state thereof or the District of Columbia and assumes by supplemental indenture the due and punctual payment of the principal of, and the premium, if any, and interest on the debt securities and the due and punctual performance and observance of all of the covenants and conditions of the applicable indenture to be performed by us; and

- we are not, or such continuing corporation is not, in default in the performance of any such covenant or condition immediately after such merger, consolidation or sale of assets.

DEFINITIONS

     "Attributable Debt" in respect of a sale and leaseback arrangement is defined in the Senior Debt Indenture to mean, at the time of determination, the lesser of:

- the fair value of the property, as determined by our board of directors, subject to such arrangement; or

- the present value, discounted at the rate per annum equal to the interest borne by fixed rate senior debt securities or the yield to maturity at the time of issuance of any Original Issue Discount Securities determined on a weighted average basis, of the total obligations of the lessee for rental payments during the remaining term of the lease included in such arrangement, including any period for which such lease has been extended or may, at the option of the lessor, be extended, or until the earliest date on which the lessee may terminate such lease upon payment of a penalty, in which case the rental payment shall include such penalty, after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water and utility rates and similar charges;

provided, however, that there shall not be deemed to be any Attributable Debt in respect of a sale and leaseback arrangement if:

- such arrangement does not involve a Principal Property;

- we or a Consolidated Subsidiary would be entitled pursuant to the provisions of Section 10.04(a) of the Senior Debt Indenture to issue, assume or guarantee Debt secured by a mortgage upon the property involved in such arrangement without equally and ratably securing the senior debt securities; or

- the greater of the net proceeds of such arrangement or the fair market value of the property so leased has been applied to the retirement, other than any mandatory retirement or by way of payment at maturity, of our Funded Debt or any Consolidated Subsidiary's Funded Debt, other than Funded Debt owed by us or any Consolidated Subsidiary and other than Funded Debt which is subordinated in payment of principal or interest to the senior debt securities.

     "Consolidated Net Tangible Assets" is defined in the Senior Debt Indenture as the aggregate amount of our assets less applicable reserves and the aggregate amount of assets less applicable reserves of the Consolidated Subsidiaries after deducting therefrom:

- all current liabilities, excluding any such liabilities deemed to be Funded Debt;

- all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles; and

- all investments in any Subsidiary other than a Consolidated Subsidiary, in all cases computed in accordance with the generally accepted accounting principles and which under generally accepted accounting principles would appear on a consolidated balance sheet of Masco and its Consolidated Subsidiaries.

     "Consolidated Subsidiary" is defined in the Senior Debt Indenture to mean each Subsidiary other than any Subsidiary the accounts of which:

- are not required by generally accepted accounting principles to be consolidated with our accounts for financial reporting purposes;

- were not consolidated with our accounts in our then most recent annual report to stockholders; and

- are not intended by us to be consolidated with our accounts in our next annual report to stockholders;

provided, however, that the term "Consolidated Subsidiary" shall not include:

- any Subsidiary which is principally engaged in

     - owning, leasing, dealing in or developing real property, or

     - purchasing or financing accounts receivable, making loans, extending credit or other activities of a character conducted by a finance company, or

- any Subsidiary, substantially all of the business, properties or assets of which were acquired after the date of the Senior Debt Indenture whether by way of merger, consolidation, purchase or otherwise, unless in each case our board of directors thereafter designates such Subsidiary a Consolidated Subsidiary for the purposes of the Senior Debt Indenture.

     "Debt" is defined in the Senior Debt Indenture to mean any indebtedness for money borrowed and any Funded Debt.

     "Funded Debt" is defined in the Senior Debt Indenture to mean indebtedness maturing more than 12 months from the date of the determination thereof or having a maturity of less than 12 months but renewable or extendible at the option of the borrower beyond 12 months from the date of such determination:

- for money borrowed; or

- incurred in connection with the acquisition of property, to the extent that indebtedness in connection with acquisitions is represented by any notes, bonds, debentures or similar evidences of indebtedness, for which we or any Consolidated Subsidiary is directly or contingently liable or which is secured by our property or the property of a Consolidated Subsidiary.

     "Mortgage" is defined in the Senior Debt Indenture to mean a mortgage, security interest, pledge, lien or other encumbrance.

     "Original Issue Discount Security" is defined in both indentures to mean any debt security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof.

     "Principal Property" is defined in the Senior Debt Indenture to mean any manufacturing plant or research or engineering facility located within the United States of America or Puerto Rico owned or leased by us or any Consolidated Subsidiary unless, in the opinion of our board of directors, such plant or facility is not of material importance to the total business conducted by us and our Consolidated Subsidiaries as an entirety.

     "Subsidiary" is defined in both indentures to mean any corporation of which at least a majority of the outstanding stock having voting power under ordinary circumstances to elect a majority of the board of directors of said corporation shall at the time be owned by us, or by us and one or more Subsidiaries, or by one or more Subsidiaries.

EVENTS OF DEFAULT, WAIVER AND NOTICE

     The indentures provide that the following events will be events of default with respect to the debt securities of a series:

- we default in the payment of any interest on the debt securities of that series for more than 30 days;

- we default in the payment of any principal or premium on the debt securities of that series on the date that payment was due;

- we breach any of the other covenants applicable to that series of debt securities and that breach continues for more than 90 days after we receive notice from the trustee or the holders of at least 25% of the aggregate principal amount of debt securities of that series;

- we commence bankruptcy or insolvency proceedings or consent to any bankruptcy relief sought against us; or

- we become involved in involuntary bankruptcy or insolvency proceedings and an order for relief is entered against us, if that order remains in effect for more than 60 consecutive days.

     The trustee or the holders of 25% of the aggregate principal amount of debt securities of a series may declare all of the debt securities of that series to be due and payable immediately if an event of default with respect to a payment occurs. The trustee or the holders of 25% of the aggregate principal amount of debt securities of each affected series voting as one class may declare all of the debt securities of each affected series due and payable immediately if an event of default with respect to a breach of a covenant occurs. The trustee or the holders of 25% of the aggregate principal amount of debt securities outstanding under the indenture voting as one class may declare all of the debt securities outstanding under the indenture due and payable immediately if a bankruptcy event of default occurs. The holders of a majority of the aggregate principal amount of the debt securities of the applicable series or number of series described in this paragraph may annul a declaration or waive a past default except for a continuing payment default. If any of the affected debt securities are Original Issue Discount Securities, by principal amount we mean the amount that the holders would be entitled to receive by the terms of that debt security if the debt security were declared immediately due and payable.

     The holders of a majority in principal amount of the debt securities of any or all series affected and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee under the indentures. Notwithstanding the foregoing, a trustee shall have the right to decline to follow any such direction if such trustee is advised by counsel that the action so directed may not lawfully be taken or if such trustee determines that such action would be unjustly prejudicial to the holders not taking part in such direction or would involve such trustee in personal liability.

     Each indenture requires that we file a certificate each year with the applicable trustee stating that there are no defaults under the indenture. Each indenture permits the applicable trustee to withhold notice to holders of debt securities of any default other than a payment default if the trustee considers it in the best interests of the holders.

MODIFICATION OF INDENTURES

     We can enter into a supplemental indenture with the applicable trustee to modify any provision of the applicable indenture or any series of debt securities without obtaining the consent of the holders of any debt securities if the modification does not adversely affect the holders in any material respect. In addition, we can generally enter into a supplemental indenture with the applicable trustee to modify any provision of the indenture or any series of debt securities if we obtain the consent of the holders of a majority of the aggregate principal amount of debt securities of each affected series voting as one class. However, we need the consent of each affected holder in order to:

- change the date on which any payment of principal or interest on the debt security is due;

- reduce the amount of any principal, interest or premium due on any debt security;

- change the currency or location of any payment;

- impair the right of any holder to bring suit for any payment after its due date; or

- reduce the percentage in principal amount of debt securities required to consent to any modification or waiver of any provision of the indenture or the debt securities.

CONCERNING THE TRUSTEES

     Each trustee is a depository for funds of, makes loans to and performs other services for us from time to time in the normal course of business.

FORM OF DEBT SECURITIES

     Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities issued at one time. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security and, in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities represented by the global securities. The depositary maintains a computerized system that will reflect each investor's beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below under "Global Securities."

GLOBAL SECURITIES

     We may issue the debt securities of any series in the form of one or more fully registered global securities that will be deposited with a depositary or with a nominee for a depositary identified in the prospectus supplement relating to such series and registered in the name of the depositary or its nominee. In that case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of outstanding registered securities of the series to be represented by such global securities. Unless and until the depositary exchanges a global security in whole for securities in definitive registered form, the global security may not be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any of its nominees to a successor of the depositary or a nominee of such successor.

     If not described below, any specific terms of the depositary arrangement with respect to any portion of a series of securities to be represented by a global security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

     Ownership of beneficial interests in a global security will be limited to persons that have accounts with the depositary for such global security ("participants") or persons that may hold interests through participants. Upon the issuance of a global security, the depositary for such global security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal or face amounts of the securities represented by such global security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such securities. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for such global security, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in global securities. So long as the depositary for a global security, or its nominee, is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the indentures. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of such securities in definitive form and will not be considered the owners or holders thereof under the indentures. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the depositary for such global security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under either indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under either indenture, the depositary for such global security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal, premium, if any, and interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee, as the case may be, as the registered owner of such global security. We and the trustees or any of our or their agents will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that the depositary for any debt securities represented by a global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or commodities to holders in respect of such global security, will immediately credit participants' accounts in amounts proportionate to their respective beneficial interests in such global security as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the depositary for any debt securities represented by a global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and we do not appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days, we will issue such debt securities in definitive form in exchange for such global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more global securities and, in such event, will issue debt securities of such series in definitive form in exchange for all of the global security or securities representing such debt securities. Any securities issued in definitive form in exchange for a global security will be registered in such name or names as the depositary shall instruct the relevant trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in such global security.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the material terms of our capital stock is based on the provisions of our amended and restated certificate of incorporation. For more information as to how you can obtain a current copy of our certificate of incorporation, see "Where You Can Find More Information."

     Our amended and restated certificate of incorporation authorizes the issuance of one million shares of preferred stock, par value $1.00 per share and
1.4 billion shares of common stock, par value $1.00 per share.

PREFERRED STOCK

     We may issue preferred stock from time to time in one or more series, without stockholder approval. Subject to limitations prescribed by law, our board of directors is authorized to determine the voting powers, if any, designations and powers, preferences and rights, and the qualifications, limitations or restrictions thereof, for each series of preferred stock that may be issued and to fix the number of shares of each such series.

     The prospectus supplement relating to any series of preferred stock will describe the dividend rights of that series of preferred stock. Holders of preferred stock of each series will be entitled to receive, when and as declared by our board of directors out of funds legally available for the payment of dividends, dividends, which may be cumulative or noncumulative, at the rate determined by our board of directors for that series and set forth in the prospectus supplement, as well as any further participation rights in dividend distributions, if any. Dividends on the preferred stock will accrue from the date fixed by our board of directors for that series. Unless we have declared and paid in full all dividends payable on all of our outstanding preferred stock for the current period, we will not be allowed to make any dividend payments on our common stock.

     The terms, if any, on which preferred stock of any series may be redeemed will be described in the related prospectus supplement. If we decide to redeem fewer than all of the outstanding shares of preferred stock of any series, we will determine the method of selecting which shares to redeem.

     The prospectus supplement relating to any series of preferred stock that is convertible will state the terms on which shares of that series are convertible into shares of another class of stock of Masco.

     In the event of our voluntary or involuntary liquidation, before any distribution of assets will be made to the holders of our common stock, the holders of the preferred stock of each series will be entitled to receive out of our assets available for distribution to our shareholders the liquidation price per share determined by our board of directors prior to the issuance of the preferred stock of that series and described in the applicable prospectus supplement as well as any declared and unpaid dividends on those shares. The holders of all series of preferred stock are entitled to share ratably, in accordance with the respective amounts payable on their shares, in any distribution upon liquidation which is not sufficient to pay in full the aggregate amounts payable on all of those shares.

     The preferred stock of a series issued pursuant to this Prospectus will not be entitled to vote, except as provided in the applicable prospectus supplement, unless required by applicable law. Unless otherwise indicated in the prospectus supplement relating to a series of preferred stock, each share of a series will be entitled to one vote on matters on which holders of that series are entitled to vote.

     As of September 30, 2001, there were 16,666 shares of series B convertible preferred stock outstanding. These preferred shares are convertible into 16,666,666 shares of common stock, subject to adjustment. Each share of series B preferred stock is entitled to receive the same dividends as, and in general has voting rights equivalent to those of, the shares of common stock into which such preferred stock is convertible. Shares of series B preferred stock vote as a class as required by Delaware law and are subject to certain restrictions on transfer.

COMMON STOCK

     Subject to the rights of the holders of any preferred stock of Masco then outstanding, holders of common stock are entitled to one vote per share on matters to be voted on by our stockholders and to receive dividends, if any, when declared from time to time by our board of directors in its discretion out of legally available funds. Upon any liquidation or dissolution of Masco, holders of common stock are entitled to receive pro rata all assets remaining after payment of all liabilities and liquidation of any shares of any preferred stock at the time outstanding. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to common stock. As of September 30, 2001, there were approximately 459,019,620 shares of our common stock outstanding and approximately 21,921,000 shares reserved for issuance upon exercise of outstanding stock options. All of our outstanding common stock is fully paid and non-assessable and all of the shares of common stock that may be offered with this prospectus will be fully paid and non-assessable.

STOCKHOLDER RIGHTS AGREEMENT

     On December 6, 1995 we entered into a stockholder rights agreement which was amended September 23, 1998. The material provisions of that rights agreement are summarized below. However, since the terms of our rights agreement are complex, this summary may not contain all of the information that is important to you. For more information, you should obtain a copy of the agreement, which is filed as an exhibit with the SEC. See "Where You Can Find More Information" for information on how to obtain a copy.

     Our rights agreement currently provides that each share of our outstanding common stock has one-half of one right to purchase one one-thousandth of a share of series A preferred stock. The purchase price per one one-thousandth of a share of series A preferred stock under the stockholder rights agreement is $100.

     Initially, the rights under our rights agreement are attached to outstanding certificates representing our common stock but will be represented by separate certificates on the day someone acquires at least 15% of our outstanding common stock, or approximately 10 days after someone commences a tender offer for at least 15% of our outstanding common stock.

     After the rights separate from our common stock, certificates representing the rights will be mailed to record holders of the common stock. Once distributed, the rights certificates alone will represent the rights. All shares of our common stock issued prior to the date the rights separate from the common stock have been and will be issued with the rights attached. The rights will expire on December 6, 2005 unless earlier redeemed or exchanged by us.

     If an acquiring person obtains or has the right to obtain at least 15% of our outstanding common stock and none of the events described in the next paragraph has occurred, then each right will entitle the holder to purchase for $100 a number of shares of our common stock having a then current market value of $200.

     If an acquiring person obtains or has the right to obtain at least 15% of our outstanding common stock, then each right will entitle the holder to purchase for $100 a number of shares of common stock of the acquiring person having a then current market value of $200 if any of the following occurs:

- we merge into another entity;

- an acquiring entity merges into us; or

- we sell more than 50% of our assets or earning power.

     Under our rights agreement, any rights that are or were owned by an acquiring person of more than 15% of our outstanding common stock will be null and void.

     Our rights agreement contains exchange provisions which provide that after an acquiring person obtains 15% or more, but less than 50%, of our outstanding common stock, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for shares of our common stock, at an exchange ratio of two shares of common stock per right.

     Our board of directors may, at its option, redeem all of the outstanding rights at a redemption price of $0.01 per right, subject to adjustment, prior to the earlier of (1) the time that an acquiring person obtains 15% or more of our outstanding common stock, or (2) the final expiration date of the rights agreement. The ability to exercise the rights will terminate upon the action of our board of directors ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

     Holders of rights will have no rights as Masco stockholders, such as the right to vote or receive dividends, simply by virtue of holding the rights. The rights agreement includes anti-dilution provisions designed to prevent efforts to diminish the effectiveness of the rights.

     For so long as the rights are redeemable, we may amend the rights agreement in any respect. At any time when the rights are no longer redeemable, we may amend the rights in any respect that does not adversely affect the holders of rights, other than the types of acquiring persons we described earlier in this section and their affiliates, that does not cause the rights agreement to become amendable in any other way or does not cause the rights to again become redeemable.

     Our rights agreement contains provisions that have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired, redeemed or declared invalid. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board of directors to negotiate with an acquiror on behalf of all of the stockholders. In addition, the rights should not interfere with a proxy contest.

     The transfer agent and registrar for our common stock is The Bank of New York, New York, New York.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may, at our option, elect to offer fractional shares of preferred stock rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the applicable prospectus supplement) of a share of a particular series of preferred stock.

     The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying the depositary share, to all of the rights and preferences of the preferred stock underlying that depositary share. Those rights may include dividend, voting, redemption, conversion and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued under a deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. The following description of the material terms of the deposit agreement, the depositary shares and the depositary receipts is only a summary and you should refer to the forms of the deposit agreement and depositary receipts that will be filed with the SEC in connection with the offering of the specific depositary shares.

     Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all of the rights of definitive depositary receipts. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

     Dividends and Other Distributions. The depositary will distribute all cash dividends or other cash distributions received with respect to the underlying stock to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders.

     If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

     Withdrawal of Underlying Preferred Stock. Unless we say otherwise in a prospectus supplement, holders may surrender depositary receipts at the principal office of the depositary and, upon payment of any unpaid amount due to the depositary, be entitled to receive the number of whole shares of underlying preferred stock and all money and other property represented by the related depositary shares. We will not issue any partial shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue a new depositary receipt evidencing the excess number of depositary shares to that holder.

     Redemption of Depositary Shares. If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of underlying stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of underlying stock. Whenever we redeem shares of underlying stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of underlying stock so redeemed. If fewer than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately, as may be determined by the depositary.

     Voting. Upon receipt of notice of any meeting at which the holders of the underlying stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the underlying stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the underlying stock represented by that holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and we will agree to take all actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the underlying shares to the extent it does not receive specific instructions with respect to the depositary shares representing the preferred stock.

     Conversion of Preferred Stock. If the prospectus supplement relating to the depositary shares says that the deposited preferred stock is convertible into common stock or shares of another series of preferred stock of Masco, the following will apply. The depositary shares, as such, will not be convertible into any securities of Masco. Rather, any holder of the depositary shares may surrender the related depositary receipts to the depositary with written instructions to instruct us to cause conversion of the preferred stock represented by the depositary shares into or for whole shares of common stock or shares of another series of preferred stock of Masco, as applicable. Upon receipt of those instructions and any amounts payable by the holder in connection with the conversion, we will cause the conversion using the same procedures as those provided for conversion of the deposited preferred stock. If only some of the depositary shares are to be converted, a new depositary receipt or receipts will be issued for any depositary shares not to be converted.

     Amendment and Termination of the Deposit Agreement. The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (a) all outstanding depositary shares have been redeemed or converted for any other securities into which the underlying preferred stock is convertible or (b) there has been a final distribution of the underlying stock in connection with our liquidation, dissolution or winding up and the underlying stock has been distributed to the holders of depositary receipts.

     Charges of Depositary. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the underlying stock and any redemption of the underlying stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for any permitted withdrawal of shares of underlying stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

     Reports. The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the underlying stock.

     Limitation on Liability. Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or underlying stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting underlying stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

     Resignation and Removal of Depositary. The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

        DESCRIPTION OF SHARE PURCHASE CONTRACTS AND SHARE PURCHASE UNITS

     We may issue share purchase contracts representing contracts obligating holders to purchase from us, and us to sell to the holders, shares of our common stock at a future date or dates. The price per share of common stock and the number of shares of common stock may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula set forth in the share purchase contracts and described in the applicable prospectus supplement.

     The share purchase contracts may be issued separately or as a part of share purchase units consisting of a share purchase contract and:

- our debt securities,

- our preferred stock, or

- debt obligations of third parties, including U.S. Government securities;

in each case, securing the holders' obligations to purchase the common stock under the share purchase contracts.

     The share purchase contracts may require us to make periodic payments to the holders of the share purchase units or vice versa, and those payments may be unsecured or prefunded on some basis. The share purchase contracts may require holders to secure their obligations in a specified manner and, in certain circumstances, we may deliver newly issued prepaid share purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder's obligations under the original share purchase contract.

     The applicable prospectus supplement will describe the material terms of any share purchase contracts or share purchase units and, if applicable, prepaid securities. The description in the applicable prospectus supplement will not contain all of the information that you may find useful. For more information, you should review the share purchase contracts, the collateral arrangements and depositary arrangements, if applicable, relating to such share purchase contracts or share purchase units and, if applicable the prepaid securities and the document pursuant to which the prepaid securities will be issued. These documents will be filed with the SEC promptly after the offering of the share purchase contracts or share purchase units. Material United States federal income tax considerations applicable to the share purchase contracts and the share purchase units will also be discussed in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell the securities being offered by this prospectus in four ways:

- directly to purchasers;

- through agents;

- through underwriters; and

- through dealers.

     We may directly solicit offers to purchase securities, or we may designate agents to solicit such offers. We will, in the prospectus supplement relating to such offering, name any agent that could be viewed as an underwriter under the Securities Act of 1933 and describe any commissions we must pay. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

     As one of the means of direct issuance of securities, we may utilize the services of any available electronic auction system to conduct an electronic "dutch auction" of the offered securities among potential purchasers who are eligible to participate in the auction of those offered securities, if so described in the prospectus supplement.

     If any underwriters are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with them at the time of sale to them and we will set forth in the prospectus supplement relating to such offering their names and the terms of our agreement with them.

     If a dealer is utilized in the sale of the securities in respect of which the prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

     Remarketing firms, agents, underwriters and dealers may be entitled under agreements which they may enter into with us to indemnification by us against some types of civil liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

     If we so indicate in the prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by the types of purchasers specified in the prospectus supplement to purchase offered securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such offers.

                                 LEGAL OPINIONS

     The legality of the securities in respect of which this prospectus is being delivered will be passed on for us by John R. Leekley, Senior Vice President and General Counsel of Masco, and for the underwriters, if any, by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017. Mr. Leekley is a Masco stockholder and a holder of options to purchase shares of our common stock. Davis Polk & Wardwell performs legal services from time to time for us and some of our related companies.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed this prospectus as part of a registration statement on Form S-3 with the SEC. The registration statement contains exhibits and other information that are not contained in this prospectus. In particular, the registration statement includes as exhibits copies of the forms of our senior debt and subordinated debt indentures. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the documents' material terms. If you want a complete description of the content of the documents, you should obtain the documents by following the procedures described in the paragraph below.

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. You may also read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" much of the information we file with them, which means that we can disclose important information to you by referring you directly to those publicly available documents. The information incorporated by reference is considered to be part of this prospectus. In addition, information we file with the SEC in the future will automatically update and supersede information contained in this prospectus and the accompanying prospectus supplement.

     We incorporate by reference the documents listed below and any filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of this registration statement and before the effective date of this registration statement and after the effectiveness of this registration statement until we sell all of the securities we are offering with this prospectus:

- Our Annual Report on Form 10-K for the year ended December 31, 2000;

- Our Current Report on Form 8-K dated March 28, 2001;

- Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2001; and

- The description of our common stock contained in the amendment on Form 8 dated May 22, 1991 to our registration statement on Form 8-A and the description of our preferred stock purchase rights contained in the amendment on Form 8-A12B/A dated March 18, 1999 to our registration statement on Form 8-A.

     You may obtain free copies of any of these documents by writing or telephoning us at 21001 Van Born Road, Taylor, Michigan, 48180, Attention:
Samuel Cypert, (313) 274-7400, or by visiting our web site at http://www.masco.com. However, the information on our website is not a part of this prospectus.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $350,000,000

                               MASCO CORPORATION

                             5 7/8% NOTES DUE 2012

                       ----------------------------------
                             PROSPECTUS SUPPLEMENT
                       ----------------------------------

                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY
                         BANC ONE CAPITAL MARKETS, INC.
                                BARCLAYS CAPITAL
                       COMMERZBANK CAPITAL MARKETS CORP.

                                OCTOBER 10, 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------